Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010

  Q3 2010 revenue growth of 25% compared to Q3 2009

  Gold sales of 18,084 ounces at US$1,244 (CAN$1,288) per ounce

  Q3 2010 net earnings of $2.5 million, or $0.08 per share, versus $0.01 per share in Q3 2009

  Year-to-date net earnings of $4.5 million, or $0.16 per share, versus $0.01 per share in 2009

  Preliminary drill results at Wasamac favourable; Drilling program expanded to 15,000 metres

  $40.6 million in working capital as at September 30, 2010 and no hedging contracts or long-term debt

MONTREAL, Quebec, Canada, November 4, 2010 - Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Company”), today announced financial and operational results for its third quarter ended September 30, 2010. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Commenting on the quarter, Mr. Martin Rivard, President and CEO, noted: “Both of our operating mines delivered improved results in the third quarter. At Island Gold, tonnage and recovered grades both increased, which translated into a 12% year-over-year increase in gold sales, highlighting that improvements put into place over the last year are paying off. Progress was similarly evident quarter-over-quarter, with recovered grades from this mine increasing 11% to 5.97 g/t Au in the third quarter, versus 5.38 g/t Au in the second quarter. While tonnage at the Beaufor Mine declined from last year’s levels, production year-to-date is in line with our forecasts, and recovered grades improved significantly year-over-year. We are particularly pleased about this mine’s progress versus the second quarter, as tonnage, recovered grades and ounces produced all showed a notable improvement. As of the end of the third quarter, 75% of Richmont’s 2010 sales goal of 65,000 gold ounces had been realized, and we are confident that our operations in the fourth quarter will enable us to meet our annual production target. Work at the Francoeur Mine is progressing well, and we started underground development in the quarter with the objective of beginning commercial production in mid-2011.”

Commenting on the Company’s exploration efforts, Mr. Rivard added: “We are really enthusiastic about the exploration programs currently underway at Richmont. On our Wasamac property, preliminary drill results from 7 out of the 8 completed holes intercepted mineralized zones of more than 8 metres true width. This supports our plan to reassess existing resources on this property with a lower cut-off grade approach, and as a result we extended the program to 15,000 metres from an original 10,000 metres. We also announced a 5,500 metre drill campaign on our Monique property. The goal of this program is to complete infill drilling on two previously identified gold zones on the property - the G and J Zones - with the objective of evaluating the potential for a small open pit operation. We expect to complete this exploration program by early in 2011.”

Lastly, Mr. Rivard added: “We also saw some very promising results from our initial 8,551 metre surface drilling program on the Beaufor Mine property. Drilling in the W Zone confirmed the potential of this area by revealing several interesting intercepts, and 9 out of the 10 holes completed successfully intersected the structure. As a result, we decided to carry out an additional 7,000 metres of drilling to upgrade our confidence level of this area with the objective of confirming reserves in order to extend the life of the Beaufor Mine.”

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

Revenue for the third quarter of 2010 was $23.9 million, a 25% improvement over the $19.1 million of revenue generated in the comparable quarter of 2009. Driving this growth was a higher selling price of US$1,244 (CAN$1,288), versus US$921 (CAN$1,052) in the comparable period of 2009, as well as a 7% increase in the number of gold ounces sold to 18,084, from 16,840 gold ounces in the prior year. The combination of these factors resulted in total precious metal revenues increasing by 31% to $23.3 million in the third quarter of 2010 from $17.7 million in the comparable period of 2009.

Higher production resulted in a 10% increase in operating costs, including royalties, to $14.4 million in the third quarter of 2010, from $13.1 million in the same period last year. In the Company’s reporting currency, Canadian dollars, the average cash cost per ounce of gold sold increased 2%, reflecting temporary higher milling rates at Island Gold mill due to the replacement of a ball mill at the end of the third quarter, and increased mining costs at the Beaufor Mine due to the greater amount of development necessary to access the ore zones. In the third quarter of 2010, the average cash cost per ounce of gold sold was US$769 (CAN$796), versus US$683 (CAN$780) in the third quarter of 2009.

Exploration and project evaluation costs totalled $2.7 million in the third quarter of 2010, up slightly from $2.5 million in third quarter of 2009. This reflects expanded exploration spending as a result of programs currently underway on the Wasamac, Beaufor and Cripple Creek properties, the effects of which were offset by an increase in exploration tax credits to $0.9 million in the current quarter versus $0.2 million in the comparable period of 2009.

Richmont generated earnings of $2.5 million, or $0.08 per share, in the third quarter of 2010, a notable improvement over the $0.2 million, or $0.01 per share, in the third quarter of 2009.

Third Quarter News

Wasamac Exploration Program

The Company released preliminary drilling results from its ongoing exploration program on its 7.58 km2 (757.65 hectares) Wasamac property, located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, and less than 10 km east of the Company’s Francoeur Mine. The drilling program began in May 2010, with the goal of reassessing existing resources with a lower cut-off grade approach and verifying mineralisation continuity. To date, results have been obtained from 8 holes over 4,311 metres, of which 7 intercepted mineralized zones of more than 8 metres true width. The preliminary results supported the Company’s planned reassessment of existing resources with a lower cut-off grade approach, and included several promising intercepts, namely 6.46 g/t Au over 9.33 metres in hole WS-10-30, 4.62 g/t Au over 10.56 metres in hole WS-10-33, and 3.44 g/t Au over 8.38 metres in hole WS-10-34. Consequently, Richmont expanded the drilling campaign by 5,000 metres, bringing the total planned campaign to 15,000 metres, and added a 3rd drill to expedite the broadened program. Complete assay results from the drilling program are expected in the fourth quarter of 2010. Additional details can be found in the press release entitled “Richmont Mines obtains favourable preliminary drilling results on its Wasamac Property; Drilling program expanded to 15,000 metres” released on August 31, 2010.

Monique Exploration Program

At the end of September, Richmont announced a 5,500 metre drilling program on its Monique property, located near Val-d’Or, Quebec. Exploration drilling has been slightly delayed and will begin once surface drilling conditions are more amenable. The goal of the program, which will include approximately 35 holes between 80 and 215 metres in length, is to complete infill drilling on two previously identified gold zones on the property, the G Zone and J Zone, with the objective of evaluating the potential for a small open pit operation. Past drilling on this property has revealed gold mineralized zones at a depth of less than 100 metres, including the following notable gold intersections (historic values) in the G Zone: 5.13 g/t Au over 12.39 metres in hole 20-2 and 3.62 g/t Au over 18.05 metres in hole 23-1 (true thickness). This historical data is not considered to be compliant with Regulation 43-101. Drilling results are anticipated in the first quarter of 2011. Additional details can be found in the press release entitled “Richmont Mines begins a 5,500 metre surface drilling program on its Monique property” released on September 28, 2010.

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

Beaufor Mine Exploration Program

An 8,551 metre surface drilling program was completed at the Beaufor Mine during the third quarter, in which 9 out of the 10 completed holes successfully intersected the targeted structure. The objectives of the program were to verify the lateral and depth extensions of the 350 Zone, and to test the W Zone, both of which are at depths of less than 200 metres. Following the encouraging preliminary results, Richmont expanded the campaign by an additional 7,000 metres to further evaluate the resources of this sector. The objective of this program is to upgrade the confidence level of this area and eventually confirm reserves in order to extend the life of the Beaufor Mine. Results are expected during the fourth quarter of 2010, and a subsequent resource calculation will be completed by the beginning of 2011. For full details, please see the press release entitled “Richmont Mines announces updated surface drilling results at the Beaufor Mine”, dated September 21, 2010.

Cripple Creek Exploration Program

The Company’s second phase of exploration drilling on the Cripple Creek property, located west of Timmins, Ontario, has been completed. Started in mid-June 2010, this 3,500 metre campaign targeted the depth and lateral extension of Zone 16, and brought total drilling on this property in 2010 to approximately 8,000 metres. The first phase of drilling identified two East-West trending, sub-vertical mineralized areas in Zone 16, namely the 16 North Zone and the 16 South Zone, and confirmed a true width of 5 metres for the previously published intersection of 73.54 g/t Au in Hole CC-10-45. Complete results from the second phase of drilling are expected in the fourth quarter of 2010.

Development Progress at the Francoeur Mine

Development work at the Company’s Francoeur Mine is progressing well, and the mine objective is to advance to commercial production in mid-2011. The dewatering phase was completed at the end of June, and underground development work to reach the targeted West Zone began shortly thereafter. As of the end of the third quarter, 436 metres of development had been completed. Surface infrastructure has been re-commissioned, the installation of additional underground electrical infrastructure required for commercial production is being done in conjunction with the development work, and definition drilling will begin in the fourth quarter of 2010. Recruitment efforts for the mine are progressing well, with crews needed for the development phase already in place. Based on the property’s current probable reserves of 615,664 tonnes grading 6.91 g/t Au for 136,749 ounces, the Francoeur Mine is expected to produce approximately 35,000 ounces of gold on an annual basis over an initial 4-year mine life. Please see the press release entitled “Francoeur Mine: Dewatering phase completed, development work set to begin”, published July 7, 2010, for additional details.

Nine-Month Review

Revenue for the first three quarters of 2010 totalled $64.6 million, up 18% over the $54.8 million in revenue for the same period in 2009. This reflects a 6% increase in the number of ounces of gold sold, and a 14% increase in the average selling price per ounce of gold in Canadian dollars.

Operating costs, including royalties, amounted to $42.7 million for the first nine months of 2010, up 11% over operating costs of $38.6 million during the same period in 2009. This was primarily a reflection of a greater number of tonnes produced at the Island Gold Mine, and higher mining costs at the Beaufor Mine.

Exploration and project evaluation costs were $5.2 million during the first nine months of 2010, down from $6.7 million during the same period in 2009. This year-over-year decline is primarily due to an increase in exploration tax credits to $2.0 million in the first nine months of 2010 versus $0.5 million in the comparable period last year.

Net earnings were $4.5 million, or $0.16 per share, for the first nine months of 2010, up notably from net earnings of $0.2 million, or $0.01 per share, during the comparable period in 2009.

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

Financial Position and Capital Structure

At September 30, 2010, Richmont cash and cash equivalents were $38.0 million, compared with $21.1 million at December 31, 2009. This increase is primarily attributable to the completion of an equity offering in June 2010, which generated gross proceeds of $16.5 million, and the $13.1 million of cash flow generated from operating activities year-to-date, partially offset by capital expenditures of $12.2 million in the first nine months of 2010, primarily at the Francoeur and the Island Gold mines. Richmont Mines has no long-term debt obligations, no hedging contracts and has $40.6 million in working capital with only 31.0 million shares outstanding.

Island Gold Mine
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Tonnes	64,283	62,302	195,684	159,989
Head grade (g/t)	6.22	5.80	5.74	6.18
Gold recovery (%)	95.94	94.50	94.98	94.88
Recovered grade (g/t)	5.97	5.49	5.45	5.86
Ounces sold	12,332	10,988	34,276	30,150
Cash cost per ounce (US$)	752	689	810	735

During the third quarter of 2010, the Island Gold Mine processed 64,283 tonnes of ore at a recovered grade of 5.97 g/t, and 12,332 ounces of gold were sold at an average price of US$1,240 (CAN$1,284) per ounce. For the same period last year, 62,302 tonnes of ore were processed at a recovered grade of 5.49 g/t, and 10,988 ounces of gold were sold at an average price of US$920 (CAN$1,051) per ounce. The Island Gold Mine’s tonnage, recovered grades and ounces produced not only improved over last year’s results, but also quarter-over-quarter, as evidenced by the 1%, 11% and 12% increases, respectively. Third quarter production cash costs at Island Gold totalled US$752 (CAN$778) in 2010, compared with US$689 (CAN$787) for the same period last year. Improvements in tonnage and the recovered grade both contributed to the 1% decrease in cash cost per ounce in Canadian dollars, a reflection of improved productivity at the mine. The planned mill capacity expansion was completed at the end of the third quarter, when the existing 6 foot x 8 foot ball mill was replaced with a larger 9 foot x 11 foot ball mill. As a result, the Company expects the daily mill throughput rate to gradually increase to approximately 850 tonnes per day, from 700 tonnes per day previously.

For the first nine months of 2010, 195,684 tonnes of ore were processed at a recovered grade of 5.45 g/t, and 34,276 ounces of gold were sold at an average price of US$1,192 (CAN$1,234) per ounce. This compared to tonnage of 159,989 at a recovered grade of 5.86 g/t, and gold sales of 30,150 ounces at an average price of US$951 (CAN$1,086) in the comparable nine month period of 2009. While the recovered grade declined slightly year-over-year, due primarily to lower than expected grades in long-hole stopes in the first half of the year, improved productivity translated into a 22% increase in tonnage over the comparable period last year, which in turn resulted in cash costs per ounce produced remaining essentially unchanged in Canadian dollars at $839 versus $840 in the first nine months of 2009.

Mr. Rivard commented: “We are pleased with the progress this quarter at Island Gold, as both tonnage and recovered grades improved year-over-year and versus our second quarter. Nonetheless, we continue to focus on improving grades through adjustments to our mine plan. In addition, we have increased capacity at our mill by replacing one of our ball mills, which should translate into improvements in both tonnage and recovery rates in the last quarter of 2010.”

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

Beaufor Mine
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Tonnes	25,127	26,912	74,459	79,181
Head grade (g/t)	7.25	6.86	6.50	6.64
Gold recovery (%)	98.19	98.66	98.05	97.92
Recovered grade (g/t)	7.12	6.76	6.37	6.50
Ounces sold	5,752	5,852	15,256	16,554
Cash cost per ounce (US$)	805	671	883	699

During the third quarter of 2010, the Beaufor Mine produced 25,127 tonnes of ore at a recovered grade of 7.12 g/t, and 5,752 ounces of gold were sold at an average price of US$1,251 (CAN$1,296) per ounce. In the comparable quarter of 2009, 26,912 tonnes of ore were produced at a recovered grade of 6.76 g/t, and 5,852 ounces of gold were sold at an average price of US$924 (CAN$1,055) per ounce. While tonnage and ounces produced were below last year’s levels, quarter-over-quarter they were a notable 4% and 25% higher, respectively. Of particular interest was the improvement seen in recovered grades, which were up 5% year-over-year and a notable 20% over second quarter results. Cash costs at the Beaufor Mine increased to US$805 (CAN$834) per ounce sold in the third quarter of 2010, compared with US$671 (CAN$766) in the comparable quarter of 2009. The increase in cash costs was primarily attributable to a lower tonnage, the greater amount of development necessary to access the ore zones and a higher milling cost, the effects of which were partially mitigated by a 5% year-over-year improvement in the recovered grade. While the Company continues to anticipate that extensive development will be needed to access mining zones at this mine on a go-forward basis, recovered grades are expected to remain at the 7 g/t level as room and pillar stopes with better grades continue to be accessed during the remainder of the year.

During the first nine months of 2010, 74,459 tonnes of ore were processed from the Beaufor Mine at a recovered grade of 6.37 g/t, and 15,256 ounces of gold were sold at an average price of US$1,194 (CAN$1,237) per ounce. In the comparable period of 2009, 79,181 tonnes of ore at a recovered grade of 6.50 g/t were processed, and 16,554 ounces of gold were sold at an average price of US$953 (CAN$1,088) per ounce. Higher cash costs at this mine reflect a combination of lower year-over-year tonnage and lower recovered grades. Potential near-surface targets continue to be evaluated through exploration drilling, in an effort to increase this property’s reserve base.

Mr. Rivard commented: “We are very pleased with the improved grades at Beaufor this quarter, and while tonnage at this mine continues to be below last year’s levels due to the need for increased development to access the ore zones, we are nonetheless on target to meet our sales objective of 20,000 ounces of gold from this mine in 2010. On the exploration side, preliminary results from our surface drilling campaign on this property have been favourable, and we look forward to further evaluating the production potential from identified areas when we have complete drilling results in the fourth quarter.”

Camflo Mill

During the third quarter of 2010, the Camflo Mill processed a total of 36,955 tonnes, down 46% from the 68,770 tonnes processed during the third quarter of 2009. This decrease is primarily as a result of a 72% year-over-year decrease in the number of tonnes custom-milled. The Company continues to explore the potential for additional custom milling contracts of nearby gold projects.

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

Outlook

Mr. Rivard concluded: “We will continue to focus on lowering production costs at our two operating mines for the remainder of the year, in addition to concentrating on our mining plans in an effort to improve our recovered grades. On the exploration and development fronts, our priorities include completing our ongoing drilling programs on Wasamac, Monique, Cripple Creek, and our surface drill campaign on the Beaufor Mine property, and advancing the Francoeur Mine to production by mid-2011. Last but certainly not least, we remain intensely focused on potential acquisition and partnership opportunities, as this front is a key part of our objective to expand our growth profile and increase our reserve and resource base.”

Martin Rivard
President and Chief Executive Officer

Cambridge House Montreal Investment Conference

Please visit Richmont at booth # 205 at this year’s Montreal Investment Conference, taking place November 5 – 6, 2010 at the Palais des Congrès 220E in Montreal. Details about the conference can be found at www.cambridgehouse.com.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Website: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

EXPLORATION PROPERTIES
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Exploration costs – Mines
Beaufor Mine	877	572	1,743	2,370
Island Gold Mine	1,738	1,129	3,437	2,724

	2,615	1,701	5,180	5,094

Exploration costs – Other properties
Francoeur / Wasamac properties	547	959	833	1,919
Cripple Creek property	334	4	827	16
Other properties	39	-	73	6
Project evaluation	76	41	324	188

	3,611	2,705	7,237	7,223

Exploration tax credits	(938)	(195)	(2,017)	(482)

	2,673	2,510	5,220	6,741

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

FINANCIAL DATA
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
CAN$ thousands, except net earnings per share data	2010	2009	2010	2009

Results (in thousands of $)
Revenue	23,868	19,145	64,568	54,784
Net earnings	2,454	183	4,456	226
Cash flow from operations	6,253	1,511	13,083	2,218

Results per share ($)
Net earnings basic and diluted	0.08	0.01	0.16	0.01

Basic weighted average number of common shares outstanding (thousands)	30,872	26,112	27,894	26,109

Average selling price of gold per ounce (CAN$)	1,288	1,052	1,235	1,087
Average selling price of gold per ounce (US$)	1,244	921	1,193	952

	September 30,	December 31,
	2010	2009

Financial position (in thousands of $)
Total assets	110,252	85,230
Working capital	40,642	24,936
Long-term debt	-	-

SALES AND PRODUCTION DATA
		Three month period ended September 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2010	12,332	12,617	752	778
	2009	10,988	9,492	689	787
Beaufor Mine	2010	5,752	5,923	805	834
	2009	5,852	5,685	671	766
Total	2010	18,084	18,540	769	796
	2009	16,840	15,177	683	780

		Nine month period ended September 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2010	34,276	32,525	810	839
	2009	30,150	28,923	735	840
Beaufor Mine	2010	15,256	15,689	883	915
	2009	16,554	14,934	699	798
Total	2010	49,532	48,214	832	862
	2009	46,704	43,857	722	825

Average exchange rate used for 2009: US$1 = CAN$1.1420
2010 estimated exchange rate: US$1 = CAN$1.0356

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

REVENUE
Precious metals	23,292	17,721	61,151	50,748
Other	576	1,424	3,417	4,036

	23,868	19,145	64,568	54,784

EXPENSES
Operating costs	13,828	12,753	41,222	37,367
Royalties	561	386	1,487	1,193
Custom milling	300	876	1,863	2,587
Administration	1,003	652	3,249	2,570
Exploration and project evaluation	2,673	2,510	5,220	6,741
Accretion expense – asset retirement obligations	72	58	213	171
Depreciation and depletion	2,395	1,794	5,629	4,398
Gain on disposal of assets	-	-	(489)	(580)

	20,832	19,029	58,394	54,447

EARNINGS BEFORE OTHER ITEMS	3,036	116	6,174	337

MINING AND INCOME TAXES	582	(85)	1,846	102

NET EARNINGS	2,454	201	4,328	235

EARNINGS (LOSS) ATTRIBUTABLE TO MINORITY INTEREST	-	18	(128)	9

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	2,454	183	4,456	226

NET EARNINGS PER SHARE basic and diluted	0.08	0.01	0.16	0.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	30,872	26,112	27,894	26,109

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	31,214	26,165	28,275	26,224

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	September 30,	December 31,
	2010	2009
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	38,024	21,139
Shares of publicly-traded companies	1,911	741
Accounts receivable	1,721	1,213
Mining and income taxes receivable	1,764	1,500
Exploration tax credits receivable	2,026	1,348
Inventories	6,002	7,360

	51,448	33,301

DEPOSITS RESTRICTED	290	106

PROPERTY, PLANT AND EQUIPMENT	58,514	51,823

	110,252	85,230

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,061	7,130
Mining and income taxes payable	1,745	1,235

	10,806	8,365

ASSET RETIREMENT OBLIGATIONS	6,141	5,928

FUTURE MINING AND INCOME TAXES	1,681	976

	18,628	15,269

SHAREHOLDERS’ EQUITY

Capital stock	87,216	64,675
Contributed surplus	6,501	6,133
Deficit	(3,458)	(2,789)
Accumulated other comprehensive income	1,365	(44)
Minority interest	-	1 986

	91,624	69,961

	110,252	85,230

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS SOLID GROWTH FOR THIRD QUARTER OF 2010
November 4, 2010

CONSOLIDATED STATEMENTS OF CASH FLOW
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

CASH FLOW FROM
OPERATING ACTIVITIES
Net earnings	2,454	201	4,328	235
Adjustments for:
Depreciation and depletion	2,395	1,794	5,629	4,398
Stock-based compensation	185	95	563	295
Accretion expense – asset retirement obligations	72	58	213	171
Gain on disposal of assets	-	-	(489)	(580)
Loss (gain) on disposal of shares of publicly-traded companies	(21)	10	(80)	10
Future mining and income taxes	1	(357)	705	(425)

	5,086	1,801	10,869	4,104

Net change in non-cash working capital items	1,167	(290)	2,214	(1,886)

	6,253	1,511	13,083	2,218

CASH FLOW USED IN
INVESTING ACTIVITIES
Disposal of shares of publicly-traded companies	208	14	319	14
Restricted cash and deposits	-	(23)	(184)	10
Property, plant and equipment – Island Gold Mine	(1,292)	(834)	(3,663)	(3,503)
Property, plant and equipment – Beaufor Mine	(451)	(266)	(2,103)	(654)
Property, plant and equipment – Francoeur Mine	(2,292)	(394)	(6,268)	(788)
Other property, plant and equipment	(28)	(94)	(168)	(398)
Disposal of assets	-	-	533	9
Redemption of shares held by minority interests	(244)	-	(325)	-

	(4,099)	(1,597)	(11,859)	(5,310)

CASH FLOW FROM (USED IN)
FINANCING ACTIVITIES
Issue of common shares	386	-	17,001	82
Common share issue costs	(315)	-	(1,340)	-
Redemption of common shares	-	(26)	-	(132)

	71	(26)	15,661	(50)

Net increase (decrease) in cash and cash equivalents	2,225	(112)	16,885	(3,142)

Cash and cash equivalents, beginning of period	35,799	22,991	21,139	26,021

Cash and cash equivalents, end of period	38,024	22,879	38,024	22,879

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).